SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 6)

                          SPS Technologies, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                784626 10 3
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                              August 26, 1994
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:                    ( )


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM ENTERPRISES, INC.          13-3506390
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      214,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        214,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        214,000
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        4.19%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3466414
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      73,904
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        73,904
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        73,904
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.45%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM ASSOCIATES, G.P.           11-3114338
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM FOREIGN INVESTMENTS CORPORATION     13-3487624
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RUTCO INCORPORATED                 13-3527510
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       132,311
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        132,311
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        132,311
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.59%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IV
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       132,311
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        132,311
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( X )
        SEE ITEM 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ST. JAMES'S PLACE CAPITAL plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( X )
        SEE ITEM 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        HC
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.               ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      84,085
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        84,085
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        84,085
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.65%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JAMES H. KASSCHAU                  ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        NOT APPLICABLE
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                  This statement amends and supplements the State-ment on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors L.P., a Delaware limited partnership, RIT Capital Partners plc, a United Kingdom corporation, J. Rothschild Holdings plc, a United Kingdom corporation, J. Rothschild Capital Management Limited, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, and Mr. Putnam L. Crafts, Jr. in connection with their ownership of shares of common stock, par value $1.00 per share, of SPS Technolo-gies, Inc., a Pennsylvania corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Pursuant to Rule 13d-2(c) of the General Rules and Regulations of the Exchange Act and Item 101(a)(2)(ii) of Regulation S-T, the text of the Schedule 13D and Amendments Nos. 1 through 5 thereto has been restated in its entirety and attached hereto as Annex A.

        ITEM 2.   IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  (a)-(c), (f). This statement is being filed by Tinicum Enterprises, Inc., a Delaware corporation ("Enter-prises"), Tinicum Investors, a Delaware general partnership and the successor in interest to Tinicum Investors, L.P. ("Investors"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Tinicum Foreign Investments Corporation, a Dela-ware corporation ("Foreign"), Tinicum Associates, G.P., a Delaware general partnership ("Associates"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), St. James's Place Capital plc, a United Kingdom corporation ("SJPC"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") and Mr. James H. Kasschau ("Mr. Kasschau").

                  Enterprises, Investors, RUTCO, Foreign, Associ-ates, RIT, JRCML, SJPC, Mr. Crafts and Mr. Kasschau are hereinafter collectively referred to as the "Reporting Persons," Enterprises, Investors, RUTCO, Foreign, Associ-ates and Mr. Kasschau are hereinafter referred to as the "Tinicum Reporting Persons" and RIT, JRCML and SJPC are hereinafter referred to as the "Rothschild Reporting Per-sons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

                  Enterprises is a private investment company, one-third of the voting stock of which is owned by each of Eric
        M. Ruttenberg, Hattie Ruttenberg and John C. Ruttenberg.

                  Investors is a private investment company. The general partners of Investors are Eric M. Ruttenberg (manag-ing partner), John C. Ruttenberg, Hattie Ruttenberg and Katherine T. Ruttenberg. Katherine T. Ruttenberg is a private investor and United States citizen. Her business address is 990 Stewart Avenue, Garden City, New York 11530. Tinicum Incorporated, a New York corporation ("Tinicum"), acts as a management company for Investors and other affili-ated entities.

                  RUTCO is a private investment company, which is wholly-owned by Derald H. Ruttenberg.

                  Foreign is a private investment company, one-fifth of the voting stock of which is owned by each of Derald H. Ruttenberg, Eric M. Ruttenberg, Hattie Ruttenberg, John C. Ruttenberg and Katherine T. Ruttenberg.

                  Associates is a private investment company. The general partners of Associates are Tinicum Associates, Inc., a Delaware corporation and the managing general partner of Associates ("Tinicum Associates"), and John C. Ruttenberg. Tinicum Associates is a private investment company, one-third of the voting stock of which is owned by each of Eric
        M. Ruttenberg, Katherine T. Ruttenberg and Hattie
        Ruttenberg.

                  The address of the principal place of business and of the principal office of Tinicum, Tinicum Associates and the Tinicum Reporting Persons is 990 Stewart Avenue, Garden City, New York 11530. The business address, principal employment or occupation and citizenship of Eric M. Ruttenberg, Derald H. Ruttenberg, John C. Ruttenberg, Hattie Ruttenberg and each of the officers and directors of Enter-prises, RUTCO, Foreign, Tinicum and Tinicum Associates is set forth in Schedule I hereto and incorporated herein by reference.

                  RIT is an investment company that invests princi-pally in securities primarily of United Kingdom and United States corporations. JRCML is an investment management company, which has a discretionary fund management agreement with RIT. SJPC, the holding company of JRCML, is an invest-ment company with interests in companies engaged in invest-ment holding, investment dealing, life assurance and fund management. The address of the principal business and of the principal office of each of the Rothschild Reporting Persons is 27 St. James's Place, London SW1A 1NR.

                  The names, business address, present principal employment or occupation and citizenship of each of the executive officers and directors of the Rothschild Reporting Persons are set forth in Schedule II attached hereto and incorporated herein by reference.

                  Mr. Crafts is a private investor and United States citizen. His business and residence address is 130 Stevens Lane, Far Hills, NJ 07931.

                  Mr. Kasschau's present business address is 990
        Stewart Avenue, Garden City, New York 11530 and his present principal employment is as President of Enterprises. Mr.
        Kasschau is a United States citizen.

                  (d) and (e). During the last five years, none of the Reporting Persons (or to the best knowledge of the Reporting Persons, the persons listed in Schedules I and II hereto) has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
        (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        ITEM 4.   PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by adding the following:

                  The Reporting Persons expect to enter into a Standby Purchase Agreement (the "Standby Agreement") with the Issuer, pursuant to which the Tinicum Reporting Persons and Mr. Crafts (together, the "Standby Purchasers") would agree, among other things and subject to the terms and conditions set forth therein, to (i) exercise all transfer-rable subscription rights (the "Rights") received by them as a result of the Issuer's pro-rata distribution of Rights for the purchase of Shares (together with associated rights under the Company's Rights Agreement, the "Underlying Shares") to its shareholders (the "Rights Offering") and
        (ii) purchase any Underlying Shares remaining unpurchased by the Issuer's other shareholders after the expiration of the Rights Offering. In connection with the Standby Agreement, the Issuer would (i) amend the Rights Agreement as described below and (ii) enter into the Registration Rights Agreement (the "Registration Rights Agreement") described below.

                  Forms of the Standby Agreement and Registration Rights Agreement are filed herewith as Exhibits 7 and 8, respectively. The following summary of the terms of such agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the forms of such agreements which are incorporated herein by refer-ence.

        A.   The Rights Offering.

                  On August 24, 1994, the Issuer publicly announced the proposed distribution to each holder of its Shares, on a pro-rata basis, of Rights to subscribe for and purchase the Underlying Shares at a purchase price that is expected to be below the market price of the Shares on the date the Rights are distributed to Shareholders (the "Subscription Price"). Each holder of Rights would be entitled to purchase at the Subscription Price, on or prior to the date the Rights expire (the "Expiration Date"), one Share for each Right held (the "Subscription Privilege"). The Issuer currently anticipates distributing one Right for every ten Shares outstanding at the close of business on the record date for the distribution. Accordingly, an aggregate of approximate-ly 515,000 Rights would be distributed representing the right to purchase approximately 515,000 Underlying Shares (consisting entirely of shares of the Issuer's treasury stock) pursuant to the exercise of Rights and pursuant to the Standby Agreement. The Issuer has filed with the Secu-rities and Exchange Commission (the "SEC") a registration statement on Form S-3 (the "Registration Statement") for the registration of the Underlying Shares under the Securities Act of 1933, as amended. The Issuer expects that the Rights would be listed for trading on the New York Stock Exchange.

        B.   Standby Agreement.

                  Upon execution of the Standby Agreement, the Standby Purchasers would agree, subject to the satisfaction of certain conditions to (i) exercise all Rights distributed to them and (ii) purchase from the Issuer any and all Under-lying Shares remaining unsold after the Expiration Date. In consideration for acting as the contingent standby purchaser in connection with the Rights Offering, the Standby Purchas-ers would receive from the Issuer a fee of approximately $65,000 in addition to the contractual benefits described below. The Standby Purchasers may acquire Rights (in the open market and/or privately negotiated transactions) from other shareholders prior to the Expiration Date and exercise the Subscription Privilege associated with such Rights. After the Expiration Date, the Reporting Persons may pur-chase or sell Shares subject to the limitations imposed by the Standby Agreement and described below.

                  (1)  Rights Agreement Amendment.

                  Pursuant to the Standby Agreement, the Issuer would agree to amend the Rights Agreement as necessary to permit the Reporting Persons and their affiliates to acquire or beneficially own Shares representing an aggregate of up to twenty percent (20%) (subject to increase in certain circumstances, the "Percentage Limitation") of the total voting power for the general election of directors of the Issuer (the "Total Voting Power"). The Percentage Limita-tion would be subject to increase in certain circumstances, including in the event that the Issuer subsequently amends the Rights Agreement or otherwise permits another person to acquire or beneficially own Shares representing eighteen percent (18%) or more of the Total Voting Power, in which case the Percentage Limitation would generally be automati-cally increased to 110% of the percentage of Total Voting Power that such other person would be permitted to acquire or beneficially own.

                  The Standby Agreement would further provide for the Issuer's Board to take all necessary and appropriate action to ensure that the restrictions on business combina-tions set forth in Subchapter F of Chapter 25 of the Penn-sylvania Business Corporation Law would not apply to the Reporting Persons or their affiliates in the event that such persons acquire Shares which represent in excess of 20% of the Total Voting Power; provided, that such ownership does not exceed the Percentage Limitation.

                  The Issuer would also agree for a period of ap-proximately six years (i) to amend the Rights Agreement as necessary to permit the Reporting Persons and their affili-ates to acquire or beneficially own Shares with voting power up to the Percentage Limitation and (ii) not to take any action to prevent or interfere with the Reporting Persons' and their affiliates' ability to acquire, or their rights with respect to, such Shares.

                  (2)  Standstill Provisions.

                  Pursuant to the Standby Agreement, the Reporting Persons would agree, among other things, that for a period of approximately six years neither they nor their affiliates would (i) participate in any solicitation of proxies or the making of any shareholder proposal, or seek to obtain any list of the Issuer's shareholders; (ii) enter into any voting agreements or arrangements with respect to Shares (other than the voting agreement contemplated by the Standby Agreement and described below); (iii) participate in any group of shareholders of the Issuer (other than the group identified in the Schedule 13D); (iv) except as expressly contemplated in the Standby Agreement, make any offer or proposal to acquire the Issuer, its securities or assets or seek to effect a business combination or any restructuring, recapitalization or other extraordinary transaction involv-ing the Issuer; (v) except as described below, seek repre-sentation on the Issuer's Board or the removal of any direc-tors or a change in the composition or size of the Issuer's Board; (vi) make any request, requiring public disclosure, to amend or waive any provision of the Standby Agreement;
        (vii) disclose any intent, purpose, plan or proposal with respect to the Issuer, its Board, management, policies, affairs, securities or assets or the Standby Agreement that if effected would result in a violation of the foregoing;
        (viii) take any actions challenging the validity or enforce-ability of the Rights Agreement as in effect on the date of the Standby Agreement (other than an action challenging the validity or enforceability of any amendment to the Rights Agreement effected after the date of the Standby Agreement) or seeking a redemption of any rights issued under the Rights Agreement; or (ix) assist, advise or encourage any person with respect to any of the foregoing (collectively, the "Standstill Provisions"). The Standby Agreement would not prohibit the Reporting Persons from (i) making any offer or proposal if requested to do so in writing by the Issuer's Board or (ii) purchasing additional securities of the Issu-er, provided that after giving effect to such purchase the Reporting Persons and their affiliates do not beneficially own Shares in excess of the Percentage Limitation. The Standby Agreement would not prevent any Reporting Person or any affiliate of a Reporting Person acting in his capacity as a Director of the Issuer from discussing any matter contemplated by the Standstill Provisions with the Issuer's Board or from otherwise exercising his fiduciary duties as a member of the Issuer's Board.

                  Notwithstanding the Standstill Provisions, if (i) any person were to publicly make a bona fide offer to ac-quire a majority of the outstanding Shares and the Issuer's Board does not reject or otherwise take a position in oppo-sition to the offer within 120 days after it is made and it remains outstanding or (ii) any person were to make a bona fide offer to acquire a majority of the Shares and the Board either (A) has determined that accepting such offer is in the best interests of the Issuer's shareholders or (B) decides to seek competing offers or proposes to effect or negotiate with any person a business combination or other extraordinary transaction, the Standstill Provisions would be deemed waived to the extent necessary to allow any Re-porting Person or any affiliate of a Reporting Person to make a competing offer.

                  (3)  Voting Restrictions.

                  The Standby Agreement would also provide that for a period of approximately six years (i) all Shares benefi-cially owned by the Reporting Persons and their affiliates would be voted in favor of the election of the persons nominated by the Issuer's Board for election as directors of the Issuer, except to the extent that such Shares are voted in favor of the election of Eric M. Ruttenberg and any other designees to which the Reporting Persons may be entitled under the Standby Agreement in order to insure their elec-tion to the Issuer's Board and (ii) all Shares beneficially owned by the Reporting Persons and their affiliates other than those Shares which represent up to ten percent (10%) of the Total Voting Power (as to which the following would not apply) would be voted in accordance with the recommendation of a majority of the Issuer's entire Board with respect to any matter submitted to the Issuer's shareholders for ap-proval, except for any matter which pursuant to the Issuer's Bylaws requires the approval of an 80% supermajority of the Issuer's shareholders, with respect to which such Shares would be voted pro rata in accordance with the vote of the Issuer's other shareholders (excluding for purposes of determining such pro rata allocation, any votes cast with respect to any other Shares owned by the Reporting Persons and their affiliates).

                  (4)  Transfer Restrictions.

                  Pursuant to the Standby Agreement, the Reporting Persons would also agree that for a period of approximately six years neither they nor their affiliates would, directly or indirectly, sell, transfer or otherwise dispose of Shares which represent voting power in excess of ten percent (10%) of the Total Voting Power to any one person in any transac-tion or series of transactions unless such person were to agree in writing to be bound by the terms of the Standby Agreement. The foregoing provision would not apply to certain dispositions including: (i) the tender or disposi-tion of Shares in connection with a tender offer, merger, consolidation or other extraordinary transaction involving the Issuer and (ii) the disposition of Shares pursuant to the exercise of registration rights provided for in the Registration Rights Agreement. In addition, a Reporting Person would be permitted to make a bona fide pledge of Shares to an institutional lender for money borrowed.

                  (5)  Board Representation.

                  Pursuant to the Standby Agreement, the Issuer would agree that, for so long as the Reporting Persons and their affiliates beneficially own Shares representing at least ten percent (10%) of the Total Voting Power, the Issuer would exercise all authority under applicable law to cause Eric M. Ruttenberg (or such other nominee as may be proposed by the Reporting Persons in the event Eric M. Ruttenberg shall cease to serve as a Director) to be elected or appointed to the Issuer's Board and to serve as a member of the Executive, Executive Compensation and Stock Option, Audit and Directors committees of the Issuer's Board. The Issuer would also agree that, in the event that the size of the Board of Directors of the Issuer were to be expanded beyond eight (8) members, the Reporting Persons would have the right to designate the first out of every three addi-tional Directors and the Company would exercise all authori-ty under applicable law to cause such designee(s) to be elected or appointed to the Issuer's Board.

                  (8)  Termination.

                  The Standby Agreement would be terminable in certain circumstances by the Issuer and/or the Reporting Persons prior to the consummation of the Rights Offering and would otherwise terminate upon the earliest to occur of (i) six years from the date of the Standby Agreement, (ii) the date upon which the Reporting Persons and their affiliates no longer beneficially own Shares representing in excess of ten percent (10%) of the Total Voting Power and (iii) the removal of the Reporting Person's designees to the Issuer's Board in certain circumstances (in which case the provisions described under B(1) above would survive until six years after the date of the Standby Agreement.

        C.   The Registration Rights Agreement.

                  In connection with the transactions contemplated by the Standby Agreement, the Issuer and the Reporting Persons expect to enter into the Registration Rights Agree-ment. Pursuant to the Registration Rights Agreement, the Issuer would grant to the Reporting Persons and their affil-iates certain demand and piggyback registration rights, subject to and upon the terms and conditions set forth therein. In addition, the Issuer would agree to pay all Registration Expenses in connection with the exercise of such registration rights, including the fees and expenses of one counsel to the Reporting Persons. The Reporting Persons' demand registration rights would not be exercisable for a period of three years, but their piggyback registra-tion rights would be immediately exercisable.

                  The Reporting Persons intend to acquire the Shares pursuant to the Rights Offering and the Standby Agreement for investment purposes because they view the Shares as an attractive investment. In addition, the Standby Purchasers may acquire Rights in the open market or in privately nego-tiated transactions during the Rights Offering. The Report-ing Persons intend to review their investment in the Issuer on a continuing basis and, subject to limitations to be set forth in the Standby Agreement, may (i) acquire additional Shares in the open market or in privately negotiated trans-actions or otherwise, (ii) maintain their holdings at cur-rent levels or (iii) sell all or a portion of their holdings in the open market or in privately negotiated transactions (including, without limitation, pursuant to the registration rights granted under the Registration Rights Agreement).
        Any such actions would depend on, among other things, the availability of Shares for purchase at satisfactory price levels; the Reporting Persons' continuing review of the Issuer's business, financial condition, operations and prospects; general market and economic conditions; the relative attractiveness of other investment opportunities; the availability of financing; the receipt of certain ap-provals and the satisfaction of certain reporting require-ments under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (if necessary) as well as other future developments.

        ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO
                  SECURITIES OF THE ISSUER.

                  Item 6 is hereby amended and supplemented by adding the following:

                  It is expected that, pursuant to discussions between the Reporting Persons and the Issuer, the Standby Agreement and the Registration Rights Agreement will be executed when the Registration Statement is declared effec-tive by the SEC. To the extent applicable, see the descrip-tion of such agreements contained in Item 4 above and the copy of the forms of each such agreement filed herewith as Exhibits 7 and 8, respectively, and incorporated herein by reference.

        ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented by adding the following exhibits:

                  Exhibit 7:  Form of Standby Agreement to be en-
        tered into by and among the Issuer and the persons listed on Schedules I and II thereto.

                  Exhibit 8: Form of Registration Rights Agreement to be entered into by and among the Issuer and the persons listed on Schedules I and II thereto.

                  Exhibit 9:  Amended and Restated Joint Filing
        Agreement, dated as of August 26, 1994, by and among the Reporting Persons.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  August 26, 1994

        TINICUM ENTERPRISES, INC.
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: August 26, 1994

        TINICUM INVESTORS
        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: August 26, 1994

        RUTCO INCORPORATED
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  August 26, 1994

        TINICUM FOREIGN INVESTMENTS CORPORATION
        By: /s/ James H. Kasschau
            James H. Kasschau
            President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  August 26, 1994

        TINICUM ASSOCIATES, G.P.
        By:  Tinicum Associates, Inc.,
             Managing Partner
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  August 26, 1994

        RIT CAPITAL PARTNERS plc
        By:  /s/ J.W.P. Johnston
             J.W.P. Johnston
             Alternate Director for The Hon. C.P. Gibson


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   August 26, 1994

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
        By:  /s/  J.W.P. Johnston
             J.W.P. Johnston
             Alternate Director for The Hon. C.P. Gibson


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   August 26, 1994

        ST. JAMES'S PLACE CAPITAL plc
        By:  /s/  J.W.P. Johnston
             J.W.P. Johnston
             Company Secretary


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   August 26, 1994

         /s/  Putnam L. Crafts, Jr.
         Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   August 26, 1994

        /s/ James H. Kasschau
        James H. Kasschau


                               EXHIBIT INDEX

                  Exhibit 7:  Form of Standby Agreement to be en-
        tered into by and among the Issuer and the persons listed on Schedules I and II thereto.

                  Exhibit 8: Form of Registration Rights Agreement to be entered into by and among the Issuer and the persons listed on Schedules I and II thereto.

                  Exhibit 9:  Amended and Restated Joint Filing
        Agreement, dated as of August 26, 1994, by and among the Reporting Persons.


     SCHEDULE I

     1. Directors and Executive Officers of Tinicum Enterprises, Inc. ("Enterprises"). The name, title and present principal occupa-tion or employment of each of the directors and executive offi-cers of Enterprises, and the name of the organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Incorporated and Enterprises are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Executive Vice President
                              Tinicum Incorporated

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


     SCHEDULE I

     2. Directors and Executive Officers of Tinicum Incorporated ("Tinicum"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum, and the name, principal business and address of any organization in which such employment is conducted are set forth below. Unless otherwise indicated, the business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum and Enterprises are not repeated in this table.

     Name, Title and           Present Principal
     Business Address          Occupation or Employment

     John C. Ruttenberg*       Executive
     Assistant Secretary       Silicon Graphics Inc.
                               One Cabot Road
                               Hudson, MA  01749
                               (design and manufacture of computer
                               workstations)

     Eric M. Ruttenberg*       Executive Vice President
     Executive Vice President  Tinicum Incorporated

     James H. Kasschau         President
     President and Treasurer   Tinicum Enterprises, Inc.

     John F. Keane             Controller
     Assistant Secretary       Tinicum Enterprises, Inc.

     Hattie Ruttenberg*        Attorney
                               Children's Defense Fund
                               25 E Street N.W.
                               Washington, DC  20001


     SCHEDULE I

     3. Directors and Executive Officers of RUTCO Incorporated ("RUTCO"). The name, title and present principal occupation or employment of each of the directors and executive officers of RUTCO, and the name of the organization in which such employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each of the persons listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum and Enterprises are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Executive Vice President
                              Tinicum Incorporated

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


     SCHEDULE I

     4. Directors and Executive Officers of Tinicum Foreign Invest-ments Corporation ("Foreign"). The name, title and present principal occupation or employment of each of the directors and executive officers of Foreign, and the name of the organization in which such employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum and Enterprises are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Executive Vice President
                              Tinicum Incorporated

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


     SCHEDULE I

     5. Directors and Executive Officers of Tinicum Associates, Inc. ("Tinicum Associates"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum Associates, and the name of the organization in which such employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum and Enterprises are not repeated in this table.

                              Present Principal
     Name and Title           Occupation or Employment

     James H. Kasschau*       President
     President                Tinicum Enterprises, Inc.

     Eric M. Ruttenberg*      Executive Vice President
                              Tinicum Incorporated

     John F. Keane            Controller
     Secretary                Tinicum Enterprises, Inc.

     Edward R. Civello        Tax Manager
     Treasurer                Tinicum Enterprises, Inc.


   SCHEDULE II

   1. Directors and Executive Officers of RIT Capital Partners plc ("RITCP"). The name, business or residence address, principal occupa-tion or employment and citizenship of each of the directors and executive officers of RITCP and the name, address and principal business of any organization in which such employment is conducted are set forth below. The address and business description of St. James's Place Capital plc ("SJPC") are not repeated in this table.

                                 Directors

                    Business or           Principal Occupation
   Name             Residence Address     or Employment           Citizenship

   Lord Rothschild  27 St. James's Place  Joint Chairman,          British
   (Chairman)       London SW1A 1NR       St. James's Place
                    England               Capital plc

   Charles Howard   Swan House, Madeira   Director, Stanhope       British
   Bailey           Walk, Windsor         Administration Limited
                    Berkshire SL4 1EU     Swan House,Madeira Walk,
                    England               Windsor, Berkshire
                                          SL4 1EU (accounting and
                                          administrative services);
                                          Director, General Oriental
                                          Investments Limited, P.O.
                                          Box 309, Cayman Islands,
                                          British West Indies
                                          (investment company)

   Anthony Herbert  Sketchley plc         Joint Deputy Executive   South
   Bloom            4 Harley Street       Chairman, Sketchley      African
                    London W1N 1AA        plc, Rugby Road,
                    England               Hinckley,
                                          Leicestershire
                                          LE10 2NE, England
                                          (dry cleaning and related
                                          industries)
                                          Director, Rockridge
                                          Consolidated Limited,
                                          4 Harley Street
                                          London W1N 1AA, England
                                          (financial services)

   Hon Clive        27 St. James's Place  Director,                British
   Patrick Gibson   London SW1A 1NR       St. James's
                    England               Place Capital plc

   Baron Philippe   Boulevard Jacques-    President,Banque         Belgian
   Lambert          Dalcroze 5,           Bruxelles
                    CH-1211 Geneva 3      Lambert (Suisse) SA,
                    Switzerland           Boulevard Jacques-
                                          Dalcroze 5,
                                          CH-1211, Geneva 5
                                          Switzerland
                                          (international bank)

   Jean Pigozzi     10 Place du Grand-    Private Investor,        Italian
       						       Mezel, 1204 Geneva,   10 Place du Grand-
                    Switzerland           Mezel, 1204 Geneva,
                                          Switzerland
                                          (investment worldwide)

   Spencer Nicholas High Hill House,      Investment Adviser,      British
   Roditi           6 Hampstead High      N Roditi & Co.
                    Street, London        High Hill House,
                    NW3 1PR, England      6 Hampstead High Street
                                          London NW3 1PR
                                          (investment advisory)

   Andrew Stafford- 27 St. James's Place  Director                 USA
   Deitsch          London SW1A 1NR       St. James's Place
                    England               Capital plc
                                          Chief Executive
                                          Officer, J. Rothschild,
                                          Wolfensohn & Co.
                                          15 St. James's Place,
                                          London SW1A 1NW
                                          (corporate finance
                                          advisory firm)

   Sir Mark         27 St. James's Place  Joint Chairman           British
   Weinberg         London SW1A 1NR       St. James's Place
                    England               Capital plc Chairman,
                                          J. Rothschild
                                          Assurance plc,
                                          J. Rothschild House,
                                          Dolar Street, Cirencester
                                          Gloucestershire
                                          GL7 2AQ, England
                                          (insurance company)


                             Executive Officer

   John Walford     27 St. James's Place  Company Secretary        British
   Philip Johnston  London SW1A 1NR       St. James's
                    England               Place Capital plc
                                          Compliance Officer,
                                          St. James's Place Capital
                                          group of companies

   The Corporate Secretary of RITCP is J. Rothschild Administration
   Limited


   SCHEDULE II

   2. Directors and Executive Officers of J. Rothschild Capital Manage-ment Limited ("JRCMLL"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of JRCML and the name, address and principal business or any organization in which such employment is conducted are set forth below. The address and business description of SJPC are not repeated in this table.

                                 Directors

                    Business or           Principal Occupation
   Name             Residence Address     or Employment            Citizenship

   Lord Rothschild  27 St. James's Place  Joint Chairman,          British
   (Chairman)       London SW1A 1NR       St. James's Place
                    England               Capital plc

   Hon Clive        27 St. James's Place  Director,                British
   Patrick Gibson   London SW1A 1NR       St. James's
                    England               Place Capital plc

   Andrew Stafford- 27 St. James's Place  Director,                USA
   Deitsch          London SW1A 1NR       St. James's Place
                    England               Capital plc
                                          Chief Executive Officer,
                                          J. Rothschild Wolfensohn
                                          & Co.
                                          15 St. James's Place
                                          London SW1A 1NW
                                          (corporate finance
                                          advisory firm)

   John Walford     27 St. James's Place  Company Secretary,       British
   Philip Johnston  London SW1A 1NR       St. James's
                    England               Place Capital plc
                                          Compliance Officer
                                          St. James's Place Capital
                                          group of companies

   Duncan William   27 St. James's Place  Corporate Finance        British
   Allan Budge      London SW1A 1NR       Executive,
                    England               St. James's Place
                                          Capital plc

   Donal Francis    27 St. James's Place  Group Tax Manager,       British
   Connon           London SW1A 1NR       St. James's Place
                    England               Capital group of
                                          companies

   Paul Richard     27 St. James's Place  Director,                British
   Griffiths        London SW1A 1NR       J. Rothschild Capital
                    England               Management Limited


   The Corporate Secretary of JRCML is J. Rothschild Administration
   Limited


   SCHEDULE II

   3. Directors and Executive Officers of St. James's Place Capital plc ("SJPC"). The name, business or residence address, principal occupa-tion or employment and citizenship of each of the directors and executive officers of SJPC, and the name, address and principal business of any organization in which such employment is conducted are set forth below. The address and business description of SJPC are not repeated in this table.

                                 Directors

                    Business or           Principal Occupation
   Name             Residence Address     or Employment        Citizenship

   Lord Rothschild  27 St. James's Place  Joint Chairman,     British
                    London SW1A 1NR       St. James's Place
                    England               Capital plc

   The Viscount     149 Newlands Road,    Chairman,           British
   Weir             Cathcart, Glasgow     The Weir Group plc
                    G44 4EX               149 Newlands Road,
                    Scotland              Cathcart, Glasgow
                                          G44 4EX, Scotland
                                          (Engineers)

   Nathaniel de     767 Fifth Avenue      President,          French
   Rothschild       New York, NY 10153    Nathaniel de
                    USA                   Rothschild Holdings
                                          Ltd.
                                          767 Fifth Avenue
                                          New York, NY 10153
                                          USA

   Hon Clive        27 St. James's Place  Director,           British
   Patrick Gibson   London SW1A 1NR       St. James's Place
                    England               Capital plc

   Anthonly David   27 St. James's Place  Director,           British
   Loehnis, C.M.G.  London SW1A 1NR       St. James's Place
                    England               Capital plc

   Lord Rees-Mogg   17 Pall Mall          Journalist          British
                    London SW1Y 5NB
                    England

   Andrew Stafford- 27 St. James's Place  Director,           USA
   Deitsch          London SW1A 1NR       St. James's Place
                    England               Capital plc
                                          Chief Executive Officer,
                                          J. Rothschild, Wolfenshohn
                                          & Co.
                                          15 St. James's Place
                                          London SW1A 1NW
                                          (corporate finance
                                          advisory firm)

   Maurice Edward   Fairfax House         Consultand, Saffery British
   Hatch            Fulwood Place         Champness (Chartered
                    Gray's Inn            Accountants)
                    London WC1V 6UB       Fairfax House,
                    England               Fulwood Place,
                                          Gray's Inn,
                                          London WC1V 6UB,
                                          England

   Sir Mark Aubrey  27 St. James's Place  Joint Chairman,     British
   Weinberg         London SW1A 1NR       St. James's Place
                    England               Capital plc
                                          Chairman,
                                          J. Rothschild
                                          Assurance plc,
                                          J. Rothschild House,
                                          Dollar Street,
                                          Cirencester,
                                          Gloucestershire,
                                          GL7 2AQ, England
                                          (insurance company)

                             Executive Officer

   John Walford     27 St. James's Place  Company Secretary,  British
   Philip Johnston  London SW1A 1NR       St. James's
                    England               Place Capital plc
                                          Compliance Officer,
                                          St. James's Place
                                          Capital
                                          group of companies